EXHIBIT 21.1

Subsidiaries of Bruker Energy & Supercon Technologies, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Bruker Advanced Supercon GmbH	Germany
Bruker EAS GmbH	Germany
Bruker HTS GmbH	Germany
Hydrostatic Extrusions Ltd.	United Kingdom
RI Research Instruments GmbH(1)	Germany

(1)                      RI Research Instruments GmbH is an indirect subsidiary of Bruker Energy & Supercon Technologies, Inc.  RI Research Instruments GmbH is 51% owned by Bruker Energy & Supercon Technolgoies, Inc.